FILED BY BITFARMS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: STRONGHOLD DIGITAL MINING, INC.

COMMISSION FILE NO. 001-40931

The following is a partial transcript of an interview made available by McNallie Money on YouTube on September 26, 2024, re-tweeted by Bitfarms Ltd. on www.x.com on September 26, 2024.

McNallie Money with Ben Gagnon, Chief Executive Officer at Bitfarms Ltd.

Anthony Power

Yeah, okay no that’s fine. So obviously since we’ve last met, which was not too long ago, you’ve actually gone yourselves purchased a miner in in terms of Stronghold Mining. Can you tell us, I mean obviously I read into it that this has been a long ongoing process. Can you tell me how much you were involved in that process and what attracted you to Stronghold? Bearing in mind that this has been going for a long time.

Ben Gagnon

Yeah, I mean I first flew out there after Bitcoin Miami 2021 and I saw Stronghold before they were even public. So really, the conversations around us merging with Stronghold happened before they even became a public miner. They were still private at the time, and you know what I saw there was a tremendous opportunity and tremendous potential. But I also saw a team that was relatively new on the Bitcoin mining side of things and were putting a lot of trust into the Minerva miners and those were those were concerning areas for us.

But it doesn’t mean that the core assets were not very attractive and very interesting and having high potential. You know, we have been a vertically integrated operating company for many years and the one area of our stack where we can still climb further up the ladder that makes a lot of sense on the energy generation side. And so, there are very few assets that we’ve seen and we’ve identified where you have the ability to improve your impact on the environment. You have the ability to generate your own power and bring cost of power under your own control. As a company, you have this massive opportunity here to leverage the infrastructure footprint in order to do both grid and energy production in order to manage a much better load more cost effectively and have a team here that’s already familiar with Bitcoin miners and has a lot of that technical know-how between connecting a plant and the operating efficiency. And, you know, the frequencies that the turbine is running at with the actual load of the Bitcoin mining which is quite a unique concept. So, we understood very early that these assets have a lot of potential, you know, we just think that the potential’s never really been fully utilized and fully developed. And I think there’s a lot of reasons for that I think, you know, first and foremost is you know when Stronghold RTO’d they did it three weeks before the previous all-time high in 2021. It was end of October and we hit all time high price November 2021 and since that point it has been really challenging to raise capital because every single you know month, every single quarter Bitcoin prices lower, your stock price is lower and all that money that you raised at the beginning you know you put into these Minerva Miners. And by the time that you understand, you know, ‘hey the Minervas are not actually going to deliver house contracted as promised,’ you now have Luna fiasco happening in mid-2022.

It really was a series of very unfortunately timed events kind of cascading on a company that was really just trying to get its foot in the door with Bitcoin mining. But the core assets are fantastic, and we’ve always known that we’ve always understood that.

We hired consultants back in 2022 to start looking at the plant and the market. We actually found a lot of the same engineers who built and designed the power plants back in the 80’s and the early 90’s. We got them to teach us about the power plants and the unique design of the CFBs and the environmental purpose that they serve, and it got us even more excited. 2023 we were really focused on really storing up our balance sheet and getting ourselves back ready and so you look back on the series of events we’ve always been looking at Stronghold.

We’ve always been engaging with them and trying to understand the opportunity and the assets better, but it really wasn’t until, you know, a couple months ago where the stars aligned. And they were going through a process of, you know, strategic alternatives review and we’ve been looking at buying them for a long time and now there’s a lot of other people coming into this bidding process and making a lot more competitive. We have the opportunity to either rebalance our portfolio and expand massively in the United States, or maybe miss out on this opportunity that we spent the last three years working to understand and develop.

So, I think really the stars aligned on that one. The synergies there are tremendous and the thing that I’ve been talking about since I joined in the CEO role is that we need to focus on diversifying a way from Bitcoin mining or beyond Bitcoin mining to make us better Bitcoin Miners. And getting into the energy generation, getting into the energy trading really is a big part of that. And so, with this one transaction we were able to rebalance our entire focus towards the United States market, we were able to vertically integrate in with two strategically located power plants, we have the opportunity now to do energy trading and manage our cost of energy through the operation of these plants in the way we’ve never really had before with our kind of tariff-based grid programs. We tap into a massive opportunity here for this merged HPC AI Bitcoin data center combination which we think starts to give us a much more compelling strategic advantage over other companies who are looking to do HPC and AI or Bitcoin. And in a way, that’s very pragmatic and realistic. So, this was a wonderful transaction. Very strategic, very creative across numerous fronts, and I think we’re all very, very excited for it on both sides.

Anthony Power

I mean personally, Stronghold was probably one of the first articles I wrote for Compass Mining back in 2022 because I looked at what they were doing in terms of redeveloping these waste coal sites and turn them in green again. So, it was a great story to highlight that, you know?

There was some good news in the Bitcoin mining space rather than all the fud we’ve been seeing constantly on a daily basis. Obviously, the Chief Executive earlier this year basically told the world that the Company was up for sale and offers were and that’s probably not far away from when you started taking things a bit more seriously. Are you able to talk about sort of like the cost? I think $175 million which includes taking on the debt that they’ve got in terms of like a premium you know how on based on like share prices what sort of what sort of a premium when you got to the position where you agreed were you what was the premium for Stronghold Mining you able to articulate on that?

Ben Gagnon

Yeah, so we looked at Stronghold in a couple of different scenarios. We looked at it just as like an asset purchase and we looked at it as a whole company transaction and when, you know when Stronghold is going through the strategic alternative review process, they did have bidders for kind of both structures, but really you can’t unlock the full value of those sites if you chop them up into pieces.

You need to be able to operate them holistically as one owner and start integrating in like the efficiencies of the mining operations back into the power plant and need to be able to tap into the substation as well as the power plant in order to double the footprint. So, we quickly focused our efforts on WholeCo versus the assets themselves, and you look at things in in kind of two frames of reference. You look at what they have immediately there in terms of their operating capacity you look at what’s there in the short-term capacity in terms of like what’s what could they do in 2025 and you look at it in terms of the long multi-year runway.

And what we have here is we’ve got 307 megawatts that are available for 2025. And that includes the power that we get from the grid, and we can do energy trading with it. It includes the power that we generate directly from the power plan, itself. And so, here’s a pipeline of 307 megawatts that we can do energy trading with and are expected to reduce our average cost of power across our portfolio in a very, very meaningful way with very minimal upfront CapEx costs associated with building out the remaining capacity because it’s all there in terms of the high voltage and medium voltage equipment. And so, it becomes very strategic on the 307 then you add into it the sweetener that there is you know around all of the upgrade potentials on that site.

So, the two sites combined have an additional – I think it’s 648 megawatts of expansion capacity at those grids. So, the substations that they’re on, and the longest transmission lines that they’re that they’re utilizing are very strategically located. And with miner improvements, you know, one mile worth of transmission line here or a T-junction there and you can start getting significant capacity upgrades and so we have not only 307 immediate you know megawatts for next year which reduce our average cost of power across our portfolio which we think the premium you know is justified on the 307.

But you already have, as well, all of the potential to continue growing this organically over multiple years. And so, for us, this became a very, very strategic way for us to shift our focus on the United States, secure a multi-year path for us to get greater and greater levels of control over our technology with ticking all of those diversification buckets that that I mentioned.

There’s also a lot of you know cooler, nerdier things that we can do by integrating the Bitcoin mines into the power plants, themselves. And in order to improve the energy efficiency and the operating efficiency of the plants that we’re really excited. I was actually just out there about two weeks ago on-site meeting with the teams meeting with the plant managers walking through the ideas about what we can do in order to improve operating efficiencies. And some of these things are low hanging fruit.

It’s like reutilizing the heat from the miners to make sure that the fuel is dry prior to going into the burner has massive benefits. Preheating the air before it goes into the facility and then goes into the turbine has massive benefits. Preheating the water that you’re pulling out in order to put it into the turbine and preheating it up to 80 degrees Celsius from the 20 degrees ambient has massive potential. And so, you know, we have the ability here to not only take oversight with massive value and at right now but also create what I think is going to be the world’s first you know combined cycle Bitcoin mining power plant which really is going to help us drive energy efficiencies and improve our overall cost power there even more.

Normally these aren’t things that you would do because you wouldn’t want to make the investments into the heat. But when we’re already utilizing that energy for the Bitcoin mining, and it’s all we can just repurpose that heat in a very cost- effective way, this has very material benefits in terms of reducing our average cost of power across our portfolio.

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Ben Gagnon

There’s none of that. We will be heating – we’re looking at what we can do in terms of integrating the heat. Heating the ancillary buildings and the office buildings is definitely one of the smaller lower hanging fruits that we’ll do. But really, the industrial applications are around the pre-treatment of the fuel, heating of the crushing buildings and making sure that some of the buildings that might freeze over in the wintertime, you know, stay warm enough that they don’t freeze over.

And you can continue to utilize that equipment and get a much more predictable operating efficiency and lower cost out of the plant. So, we’re really excited about that. All of our team is very excited about that. We have Benoit, our new Chief Infrastructure Officer as well as Alex Brammer who’s our new Head of Global Mining Operations out there on site with me. In order to work through with the teams and make sure everybody knows each other hand out Bitfarms t-shirts and hoodies and stuff. And, you know, move things forward. And we we’ve identified a lot of opportunities there over the years and we’re very excited about moving forward.

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Anthony Power

Yeah, you answered part my next question which was about the potential for expansion. So that was well articulated in your last response, but in terms of, obviously before the deal was done, I’m assuming your engineers were down there to check on the actual assets that you were purchasing and the, you know, in what condition they were and effectively, you know, consistent power in the space. And so, we – I mean from that from that perspective you were more than you know happy as a as a company don’t you do diligence effectively?

Ben Gagnon

We’ve done numerous site visits down there over the last three years. We did a bunch more this year we re-engaged the same consultants that we engaged back in 2022 to update their report and give us, you know, the third-party assessment of the power plant, themselves.

We’ve done – we worked with several advisors in terms of structuring the deal and making sure that the deal was fair, and we, you know, the premium is justified. Making sure that our bid was competitive across the process of – I think there was four to five other bidders in the bidding room with us.

So, there was a lot of interest in these power plants from publics, from privates, from miners, from, I think, non-mining companies who are interested in the power. But no, I, at the end of the day, I think, you know, we just beat everyone else out. I think the Stronghold team really prefers Bitfarms paper going into a bull market over let’s say cash, you know, or something else.

Anthony Power

From a timeframe perspective when I mean obviously it needs to get ratified by a shareholder, but when do you see sort of like the end game as Stronghold being part of the Bitfarms family?

Ben Gagnon

So, we’re still anticipating closing in Q1. So, you know, we’ve got a few months before we had anticipated being fully closed in terms of working with them and actually having everything fully integrated into Bitfarms. It’s going to take a lot longer than Q1 effectively for the first, you know, foreseeable future after the deal closes. We’re just going to be run as two separate companies and piece by piece we’re going to start integrating in Stronghold into the Bitfarms family.

But it’s not as if we close on say March 1 and March 2nd there’s a huge change in the operation of those sites or those plants or those teams. All the operational staff remains. We’re not looking to make a bunch of changes there. We’re looking to make a bunch of investments there. And so, that doesn’t mean getting rid of the teams, it means expanding on the teams and bringing more people in in order to really build those sites up to their full capacity.

Anthony Power

I was fortunate in Nashville to meet the Block team as they’ve now joined the Riot team, effectively. And I’m assuming the same will occur with the Stronghold team that they’ll just form part of the Bitfarms family and just in integrate as time goes by then be under that one umbrella, or is there expecting change to happen in terms of mining power?

Ben Gagnon

Everybody is expected to kind of get folded into the Bitfarms umbrella. Especially all the operational staff. It’s all going to get folded in and there’s a lot of work to be done there before we have a very crystallized plan of how things are going to get folded in and when and what’s the proper order and what are all the various milestones. That’s still going to be a bit of a process. We have Liam Wilson who’s our COO – is leading up the integration with the Stronghold team. And so, he’s going to be our main point man who’s working on forcing the changes in the operational structure there and making sure that it’s all part of one consistent cohesive company organization and porting over operational skills, our operational insights, our systems, our data collection, our analysis – all of that needs to get ported over but it’s going to happen you know piecemeal over time.

Bryce McNallie

Phenomenal. Now Ben, it’s interesting you bring up the heat recovery because that’s actually the panel that I’m hosting in Amsterdam next week talking about the next frontier in heat recovery as a byproduct of Bitcoin mining. So very interesting stuff right on the leading edge here now. The other thing you talk about in terms of synergies or strategy that you can share between these two companies came out in another press release talking about actually hosting 10,000 T21 miners at Stronghold facilities that were originally destined for South America.

So obviously this is a great timing advantage you’ve got these facilities these are brand new top-of-the-line miners you’re able to get them hashing quicker. My question here is ‘is this purely a timing move, or was there a concern or any wavering kind of clarity I guess on South America or was this just an opportunity that presented itself and you guys took advantage of?’

Ben Gagnon

So, this is an opportunity to accelerate the deployment of about 10,000 miners that otherwise probably weren’t not going to get deployed until December. And so, we can get those deployed and start hashing and start earning their payback on them about three months earlier.

It also means that as we’re working through the upgrade plans around Stronghold, we can already start improving the optimization and performance of those sites so that when the deal does close you know anticipated in in Q1 of next year we’re not inheriting something that we need to replace every miner on. And we’ve already done a lot of that groundwork in place and captured some of those economics out of that faster deployment. So really nothing more to read into it on that. I mean, we’re not diversifying away from Paraguay, we’re still continuing to build out in LatAm. I’m in Paraguay right now at our Pasapalo location overseeing some of the changes that we’re making here and the deployments on the T21. And we’re going to continue building out on Iguazu. And we’re still planning on deploying 100 megawatts with the T21s there. Really this was just an optimization and acceleration in the inventory shipment schedule so that we can get them online line hashing faster and earlier.

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Ben Gagnon

I mean, we’ve had no shortage of interest on the HPC and AI side and it’s definitely something that we’ve spent a lot of time looking at and evaluating and building up the strength in our team.

I think the fundamental reality with HPC and AI is just that these are two very different you know businesses they’re very different infrastructure it’s very different software stacks and it’s very different CapEx obligations. And when we’re looking at how do we get the best utilization and value out of our energy portfolio, you look at the revenues that HPC is possible of generating, and you say well obviously this makes a very meaningful part in terms of driving up our average revenue per megawatt hour way up if you include some HPC and AI. But we’re also trying to balance out the return on invested capital, and the challenge here is that if you’re getting into a business space which is even more capitally intensive than Bitcoin mining is, and everybody admits and knows that Bitcoin is very capitally intense, you know, and you’re competing against the Googles and the Microsofts of the world who have a 2% cost of power as opposed to a you know a 30% cost of sorry a 2% cost of capital supposed to a 30% cost of capital for a lot of the public miners, and you don’t really bring any sort of strategic advantage to the table, then it’s hard to understand why you’re going to be successful in that space.

So, I think there’s a big difference between miners who taking a pragmatic and realistic approach to how do you bring this in and incorporate into your portfolio and other miners who are just looking for the press release necessarily like to go out there and bring this in. Like, to do it in in a smart practical way, the first thing that you’re going to do is you’re probably going to build out a one megawatt, you know, pilot project, right? And you’re going to keep it small, you’re going to keep the CapEx constrained. You’re going to try and learn from it, and you’re going to try and carve out a competitive advantage.

And I think that’s kind of where we’re at is how do we integrate the first pilot program of HPC so that we can learn in a much more cost effective and speedy way before we make those major capital investment decisions. The second thing is that we’ve identified a strategy and a structure with the Stronghold acquisition which we think gives us a competitive advantage on cost. And if we don’t have a competitive advantage on our cost of capital, and we don’t have a competitive advantage on cost, then we’re not going to be able to perform in this industry.

If we have a competitive advantage on one of those things, and we should be able to carve out a space for ourselves. So that’s what we’ve done with those Stronghold sites. You know, the cost of power or the cost to build out the infrastructure is very much focused on the reliability that you’re getting out of the data center. And it’s very much like the 80 / 20 rule – you can get 80% of the uptime for 20% of the cost, but when you start wanting to add on an additional 15% up time it starts costing you a lot more than 15%, right? And remaining 4.9% or the additional 0.99% on top of that, that’s when those costs become really exponential.

And what we’ve identified here with the Stronghold assets is the ability to bypass the most useless and most expensive line item in an HPC build which is the diesel GenSets or the battery storage for that redundant source power by having the ability to have a grid connection and a power plant on site. We’ve already mitigated the whole cost of the diesel GenSets because we already have energy generation on site, right. So, we have two sources of power that can go into this data center and give us a massive cost advantage over going on site bringing in and building out that energy generation yourself doing it with diesel spending millions of dollars per megawatt. Operating them for 15 to 20 cents per kilowatt hour and you know doing it 0.1% of the year we can get a much better site and I think that’s the Bitfarms approach has always been not growing for growth’s sake but growing because it’s going to develop and going to be a meaningful contributor to our portfolio. It’s going to have a powerful and compelling return on invested capital and the only way that we can really achieve that is being competitive on one of those areas and we think that we can do that with the Stronghold sites.

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Anthony Power

I mean, it’s good that you can think about next year later this year, and I’m assuming the Stronghold Mining purchase will give you some capacity already for that for that to sort of to grow there because I don’t cover Stronghold in my numbers. I’m assuming. I remember when they bought the S19s in late 2021 because it was a newsworthy story when they paid a lot of dollars per terahash for those machines. But that they’ll be sort of like in terms of efficiency, they’ll be probably quite low down the down the efficiency level. So, it may mean you can get optimum like these T21s going in there using up a lot more getting a lot more exahash for your power that you’ve got available there to help you get the target towards next year.

Ben Gagnon

Yeah, we’ve already signed that hosting agreement and the T21s that are going to be deployed there over the coming weeks. Like, those are the best miners Stronghold has ever run to be quite frank. They’re the that will have ever been you know placed and operated in those in those facilities. We’re looking at how do we optimize across the portfolio. We don’t take the view that just because we had a plan rolling forward from six months ago that there’s not going to be a way to optimize it as you work through the year. That’s what we identified here with moving forward the Stronghold deployment.

There’s a lot more miners that need to be upgraded there on site. They’ve got a lot of kind of mid to low or mid to high 30s energy efficiency miners. They’ve got some kind of low 30s you know and so there’s plenty of room for upgrading those sites with a miner refresh in a cost-effective way. That’s really going to drive performance there.

And we’re having those conversations with all the manufacturers right now about miner purchasing and strategies around that. I think what you can expect from Bitfarms is always to make sure that we’re focusing on that return on invested capital and making sure that we’re buying miners in a strategic way. We’re not a company that’s out there trying to spend every dollar that we can to buy the most efficient miner on market.

Every time, we’re out there trying to optimize around costs and revenues and profitability in order to deliver a better value for shareholders. And you can expect that we’re going to be doing similar strategies around Stronghold. You know, the 307 megawatts at Stronghold, we’ve got the second 100 megawatts at our Iguazu facility which is coming online you know just a few months behind the first 100 megawatts. We’ve got the additional 90 megawatts at Sharon. I mean, it’s over a half a gigawatt of pipeline that we have yet to fill out and announce our public strategies on.

But trust me, it’s been one of my priorities here is to formalize the strategies around next year, and we’re making very good progress on that. We’re going to be very excited to announce those you know before year end.

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Ben Gagnon

Thanks guys. I mean, just wrap up – I think we’re all very excited over here at Bitfarms. You know, a lot has happened in the last couple of months, but we are moving forward very quick, very aggressively and all energized around one goal right now.

I think we are a very different company than we were six to twelve months ago and we’re moving forward at a speed which I’ve never seen in my five years here in the business. And it’s very exciting. We were going to spend the next two months focusing on a proxy fight matter, now we can spend the next two months focused on optimizing our portfolio, integrating the new team members in here, building out the HPC AI team, building out the strategies for 2025, working on integration with Stronghold.

I mean, we’ve got an – are working on closing the transaction with Stronghold. I should say we’ve got a tremendous amount of opportunities for us to be working on and to create value for shareholders and now is the time to focus on doing just that – that’s what we’re going to do now.

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Forward-Looking Statements

This communication contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding receipt of the approval of the shareholders of Stronghold Digital Mining, Inc. (“Stronghold”) for the proposed acquisition (the “Transaction”) by Bitfarms Ltd. (“Bitfarms” or the “Company”) as well as all other applicable regulatory approvals, closing of the Transaction on a timely basis and on the terms as announced, the benefits of the Transaction, the ability to gain access to additional electrical power and grow the hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate to take the Stronghold business to 10 EH/s in 2025, to increase the Bitfarms energy portfolio to 950 MW by year-end 2025 and multi-year expansion capacity up to 1.6 GW, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, reclamation and environmental benefits in general, the synergies of the combined business, carbon capture potential, hashrate growth in general, energy efficiency and cost savings in general, and the benefits of the growth strategy including to merge HPC / AI with Bitcoin mining operations and other statements regarding future plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Transaction as well as other applicable regulatory approvals; that the Transaction may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the Company for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Transaction; the inability of the Company to operate the plants as anticipated following consummation of the Transaction; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including the Company’s ability to utilize an at-the-market offering program (the “ATM Program”) and the prices at which securities may be sold in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC. Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.